EXHIBIT
1.A.(5)(j)

ABC

PROTECTIVE LIFE INSURANCE COMPANY / P. O. BOX 2606 /
BIRMINGHAM, ALABAMA 35202

POLICY LOAN ENDORSEMENT

The Company has issued this endorsement as a part of the Policy to which it is attached, "the Policy". This endorsement changes provisions of the Policy.

    The Policy is amended as follows:

1.
The provision entitled "Policy Loans" shall be deleted in its entirety, and in its place the following provision shall be substituted:

POLICY LOANS

    Right to Make Loans, Policy Debt. A loan can be made prior to the Insured's death and while the Policy is in force and the Policy has Surrender Value greater than zero. A loan can be a standard loan or a carryover loan. After the first Policy Anniversary, standard loans can be made on the Policy. However, the Policy must be properly assigned to the Company before any policy loan is made. No other collateral is needed. Any policy loan must be for at least a minimum loan amount of $500. The Company may delay making any policy loan from the Fixed Account for up to six months. The Company refers to all outstanding loans plus accrued interest as Policy Debt.

    Maximum Loan. The most the Owner can borrow is an amount that equals 90% of the Cash Value of the Policy minus any Policy Debt on the date the policy loan request is received.

    Carryover Loan. An initial carryover loan is a loan on the Policy the amount of which must (a) be transferred from another policy that is exchanged for the Policy such that the exchange qualifies under Section 1035 of the Internal Revenue Code, as amended, or its successor and (b) be approved by the Company. Additional carryover loans are loans on the Policy made to cover carryover loan interest.

    Standard Loan. A standard loan is any loan that is not a carryover loan.

    Interest. The maximum interest charged on standard and carryover loans is at an effective annual rate shown in item 3 below, compounded yearly on the Policy Anniversary. Interest payments are due for the prior Policy Year on each Policy Anniversary. If interest on a standard loan is not paid when due, it will be added to the standard loan portion of the Policy Debt and will bear interest at the rate payable on a standard loan. If interest on a carryover loan is not paid when due, it will be added to the carryover loan portion of the Policy Debt and will bear interest at the rate payable on a carryover loan. Interest is charged in arrears from the date of the policy loan. Interest, as it accrues from day to day, is considered part of the Policy Debt.

    Collateral. When a policy loan is made, an amount sufficient to secure the policy loan is transferred out of the Sub-Account(s) and the Fixed Account and into the Policy's Loan Account. The Owner can specify, on a standard loan, how to allocate the amount to be transferred to the Loan Account as collateral from among the Sub-Account(s) and the Fixed Account. If an allocation is not specified, the amount will be allocated in the same proportion that the value of the Owner's Fixed Account and the value of the Owner's Sub-Account(s) bear to the total Unloaned Policy Value on the date the policy loan is made. An amount equal to any unpaid policy loan interest will also be transferred on each Policy Anniversary to the Loan Account. The Company will allocate the unpaid interest based on the proportion that the value of the Owner's Fixed Account and the value of the Owner's Sub-Account(s) bear to the total Unloaned Policy Value. The Loan Account Value will be recalculated (1) when Policy interest is added to the amount of the loan, (2) when a loan repayment is made, or (3) when a new policy loan is made.

    The Company will credit the Loan Account with interest at an effective annual rate of not less than the Guaranteed Interest Rate for the Fixed Account shown on the Policy Specifications Page. The Company will determine such rate in advance of each calendar year. This rate will apply to the calendar year which follows the date of determination. On each Policy Anniversary, the interest earned on the Loan Account since the preceding Policy Anniversary will be transferred to the Sub-Account(s) and the Fixed Account. The interest will be transferred to the Sub-Account(s) and the Fixed Account in the same proportion that premium payments are allocated.

    If the Loan Account Value exceeds the Cash Value, the Owner must pay the excess. The Company will send the Owner a notice of the amount the Owner must pay. This amount must be paid within 31 days after the notice is sent, or the Policy will Lapse. The Company will send the notice to the Owner and to any assignee of record.

    Repaying Policy Debt. Policy Debt can be repaid in part or in full any time prior to the Insured's death and while the Policy is in force. After the Policy Effective Date, any Policy Debt repayment will first reduce the standard loan portion of the Policy Debt until all standard loan Policy Debt has been repaid. After the standard loan Policy Debt has been repaid, any Policy Debt repayment will reduce the carryover loan portion of the Policy Debt. When a loan repayment is made, Policy Value in the Loan Account in an amount equal to that payment will be transferred to the Sub-Account(s) and the Fixed Account. The Owner may tell the Company how to allocate this transfer among the Sub-Account(s) and the Fixed Account. If no allocation is specified, the Company will allocate that amount among the Sub-Account(s) and the Fixed Account in the same proportion that premium payments are allocated.

2.
The following definition shall be added to the "Definitions" section of the Policy:

    Unloaned Policy Value. The Unloaned Policy Value is the sum of the Variable Account Value and the Fixed Account Value, minus any Policy Debt.

3.
The provision entitled "Loan Interest Rate" or "Maximum Loan Interest Rate" on the Policy Specifications Page shall be deleted in its entirety, and in its place the following provision shall be substituted:

    Maximum Loan Interest Rate. In the first 10 Policy Years, the maximum annual interest rate charged on any carryover loan will be [4.25%-8%] and the maximum annual interest rate charged on any standard loan will be [4.25%-8%]. For Policy Years 11 and after, the maximum annual interest rate charged on any policy loan will be 4.25%.

    Signed for the Company as of the Policy Effective Date of the Policy.

                      PROTECTIVE LIFE INSURANCE COMPANY

                      ABCDEF
                      Secretary